UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dematco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

24804V109
(CUSIP Number)

August 4, 2010
(Date of Event Which Requires Filing of This Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24804V109

1	NAME OF REPORTING PERSON

Global World Trust A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Malaysia
	5	SOLE VOTING POWER

		None
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		10,308,449
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		None
PERSON	8	SHARED DISPOSITIVE POWER

		10,308,449
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,308,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.3%
12	TYPE OF REPORTING PERSON

FI

CUSIP NO. 24804V109

1	NAME OF REPORTING PERSON

Juerg Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		10,308,449
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	8	SHARED DISPOSITIVE POWER

		10,308,449
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,308,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.3%
12	TYPE OF REPORTING PERSON

FI

SCHEDULE 13G

Item 1.

(a)  Name of Issuer:

Dematco, Inc.

(b)  Address of Issuer's Principal Executive Offices:

17337 Ventura Boulevard
Suite 208
Encino, CA 91316

Item 2.

(a)  Names of Persons Filing:

Global World Trust A
Juerg Walker

(b)  Address of Principal Business Office or, if none, Residence:

Hardstrasse 4
4127 Birsfelden
Switzerland

(c)  Citizenship:

Global World Trust A: Domiciled in MalaysiaW
Juerg Walker:  Switzerland

(d)  Title of Class of Securities:

Common Stock

 (e)  CUSIP Number:

24804V109

Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned:

10,308,449

(b)  Percent of Class: 5.3%

(c)  Number of shares as to which such persons have:

(i)  sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)  shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)  sole power to dispose of or to direct the disposition of: See Item 7 of Cover Pages

(iv)  shared power to dispose of or direct the disposition of: See Item 8 of Cover Pages

Item 5.  Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 2010

/s/ Juerg Walker
Juerg Walker

GLOBAL WORLD TRUST A

By:	/s/ Juerg Walker
Name: Juerg Walker
Title: Fund Manager

EXHIBIT A

MEMBERS OF GROUP

Global World Trust A

Juerg Walker